SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549
SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Resolute Energy Corporation
(Name of Issuer)

Common Stock, $0.0001 Par Value
(Title of Class of Securities)

76116A306
(CUSIP Number)

Benjamin Dell
KEMC Fund IV GP, LLC
c/o Kimmeridge Energy Management Company, LLC
412 West 15th Street - 11th Floor
New York, NY 10011

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

(with copies to)
Mark A. Vandehaar
Willkie Farr & Gallagher LLP
787 Seventh Avenue
New York, NY 10019
(212) 728-8000

August 7, 2018
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 240.13d-7 for other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 76116A306	Page 2 of 7 Pages
1	NAME OF REPORTING PERSON KEMC Fund IV GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
8	SHARED VOTING POWER 2,000,206 (see Item 5)
9	SOLE DISPOSITIVE POWER 0
10	2,000,206 (see Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,000,206 (see Item 5)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.6%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

Item 1.              Security and the Issuer.

This Amendment No. 1 to Schedule 13D (this “Amendment No. 1”) is being filed with respect to the common stock, $0.0001 par value per share (the “Common Stock”), of Resolute Energy Corporation, a Delaware corporation (the “Issuer”), to amend the Schedule 13D filed on June 14, 2018 (the “Schedule 13D”).

Item 2.              Identity and Background.

Item 2(b)-(c) the Schedule 13D is hereby amended to reflect the following:

The address of the principal business and principal office of the Reporting Person, its officers and the Kimmeridge Principals is 412 West 15th Street - 11th Floor, New York, New York 10011.

Item 3.          Source and Amount of Funds or Other Consideration.

Item 3 the Schedule 13D is hereby amended to reflect the following:

The 2,000,206 shares of Common Stock beneficially owned by the Reporting Person (the “Shares”) were purchased by the Kimmeridge Funds using the working capital of the Kimmeridge Funds. The total purchase price for the Shares reported herein was approximately $58,722,249.70.

Item 5.          Interest in Securities of the Issuer.

Item 5(a), 5(b), and 5(c) of the Schedule 13D are hereby amended to reflect the following:

(a)          As of the date of this Amendment No. 1, the Reporting Person beneficially owns shares of Common Stock in such numbers as set forth on the cover page of this Amendment No. 1.  The total number of shares the Reporting Person beneficially owns represents the percentages as set forth on the cover page to this Amendment No. 1 of the Common Stock outstanding.  The percentages used in this Amendment No. 1 are calculated based upon the 23,166,491 shares of Common Stock outstanding as of July 31, 2018, as reported in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on August 6, 2018.

(b)          The Reporting Person shares voting and dispositive power over 2,000,206 shares of Common Stock.  The Reporting Person shares voting and dispositive power over 1,417,754 shares of Common Stock with KEEP IV, KENP IV and Kimmeridge Holdings, LLC (“Kimmeridge Holdings”).  The Reporting Person shares voting and dispositive power over 582,452 shares of Common Stock with KEPF IV and Kimmeridge Madison, LLC (“Kimmeridge Madison”, and together with Kimmeridge Holdings and the Kimmeridge Funds, the “Kimmeridge Group”). The principal business address of the Kimmeridge Group is 412 West 15th Street - 11th Floor, New York, New York 10011.

(c)          Schedule I hereto sets forth all transactions with respect to the Common Stock effected by the Reporting Person during the past sixty (60) days.  All such transactions were effected in the open market, and per share prices include any commissions paid in connection with such transactions.

SIGNATURES

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: August 9, 2018	KEMC FUND IV GP, LLC

	By:	/s/ Benjamin Dell
Name: Benjamin Dell
Title: Chief Executive Officer

Schedule I

This Schedule sets forth information with respect to each purchase and sale of Shares which was effectuated by the Reporting Person during the past sixty days, inclusive of any transactions effected through 9:30 a.m., New York City time, on August 9, 2018.  The price per Share is the weighted average price of each purchase (or sale) on the relevant date and the actual range of prices on each date were within one dollar.  Upon request by the SEC staff, the Reporting Person will provide information regarding the number of Shares purchased or sold at each separate price.

Date	Number of Shares Purchased (Sold)	Price per Share ($)
6/15/2018	100,000	$29.95
6/18/2018	1,600	$29.77
8/1/2018	50,000	$30.10
8/3/2018	41,200	$30.00
8/6/2018	11,254	$29.97
8/7/2018	3,500	$28.75
8/7/2018	196,500	$29.76
8/8/2018	14,100	$29.91